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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                               1275 Pennsylvania Avenue NW
                                               Washington, D.C. 20004-2415
                                               202.383.0100
                                               fax 202.637.3593
                                               www.sutherland.com
                                               ATLANTA AUSTIN HOUSTON
                                               NEW YORK TALLAHASEE WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                 June 30, 2009

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE:  METLIFE INVESTORS USA INSURANCE COMPANY
          METLIFE INVESTORS USA SEPARATE ACCOUNT A
          PRE-EFFECTIVE AMENDMENT ON FORM N-4/A
          FILE NOS. 811-03365 AND 333-158514

          FIRST METLIFE INVESTORS INSURANCE COMPANY
          FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
          PRE-EFFECTIVE AMENDMENT ON FORM N-4/A
          FILE NOS. 811-08306 AND 333-158579

Dear Ms. White:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A, and First MetLife Investors Insurance Company ("First MetLife Investors" and together with MLI USA, "the Companies") and its separate account, First MetLife Investors Variable Annuity Account One, we are providing the Companies responses to your additional comments of June 29, 2009 in connection with the above-referenced Pre-Effective Amendments filed on June 25, 2009. The Staff's additional comment is set forth below, followed by the Companies response.

1. FEE TABLE--ADDITIONAL RIDER CHARGE (LIFETIME WITHDRAWAL GUARANTEE RIDER CHARGES)

     COMMENT: (a) Please switch the charge information appearing in the Lifetime Withdrawal Guarantee (Single Life version and Joint Life version) so that the maximum charge appears before the current charge. This change can be filed via Rule 497 of the Securities Act of 1933, as amended.

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Alison White, Esq.
June 30, 2009
Page 2

     RESPONSE: (a) The Companies have switched the lines opposite the Lifetime Withdrawal Guarantee (Single Life version and Joint Life version) so that the maximum charge appears above the current charge. The revised pages are attached. The Companies will file the revised prospectus via Rule 497 of the Securities Act of 1993, as amended.

                                      * * *

We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at
(202) 383-0873.

                                           Sincerely,


                                           /s/ W. Thomas Conner
                                           -------------------------------------
                                           W. Thomas Conner

cc:  Michele H. Abate, Esq.
     John R. Richards, Esq.
     Lisa Flanagan, Esq.